

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

January 26, 2016

Marc Angell
Chief Executive Officer
Music of Your Life, Inc.
3225 McLeod Drive, Suite 100
Las Vegas, Nevada 89121

   Re: **Music of Your Life, Inc.**
     Amendment No. 1 to Registration Statement on Form S-1
     Filed January 19, 2016
     File No. 333-208888

Dear Mr. Angell:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 14, 2016 letter.

General

1. Please revise your registration statement to provide updated financial statements and related disclosures as required by Rule 8-08 of Regulation S-X.

Exhibits

2. Please file all your material debt agreements as exhibits, including the promissory note issued to Kodiak Capital. You may wish to refer to Items 601(b)(4) and (b)(10) of Regulation S-K.

Exhibit 5.1

3. So that it is clear that counsel is opining on the legality of the securities being registered on the current registration statement, please file a revised legality opinion in which counsel references the current registration statement, the number of securities being registered and the resale of the securities by the selling stockholder.

Exhibits 23.1 and 23.2

4. Please have the auditors provide new, updated consents that relate to the current registration statement.

Please contact Emily Drazan, Staff Attorney at (202) 551-3208, Celeste Murphy, Legal Branch Chief at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: John D. Thomas, Esq.
        John D. Thomas, P.C.